YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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MKDWELL TECH INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on May 19, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend:
http://cstproxy.com/mkdwell/2025

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

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PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, AND 3.

Please mark your votes like this **X**

1. Class A Preferred Stock Designation Proposal (Proposal No. 1): approval of an amendment to the Company's Memorandum and Articles of Association to designate the rights of the Class A Preferred Shares and in accordance with the designation to consider and vote upon the approval of a new clause 6.1A being inserted into the Memorandum, designating the rights of Class A Preferred Shares:

   FOR ☐ AGAINST ☐ ABSTAIN ☐

   6.1A Each Class A Preferred Share confers upon the Member:

   (1) the right to 100 votes at a meeting of the Members of the Company or on any Resolution of Members;
   (2) the right to an equal share in any dividend paid by the Company in accordance with the Act; and
   (3) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.

2. Memorandum Notice Amendment Proposal (Proposal No. 2): approving certain administrative changes to the Memorandum to streamline the Company's notice provision, and in accordance with this change to consider and vote upon the approval of sub-regulation 21.1 of the Articles deleted and replaced with this following:

   FOR ☐ AGAINST ☐ ABSTAIN ☐

   21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.

3. Adjournment Proposal: a proposal to adjourn the Extraordinary General Meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Class A Preferred Shares Designation Proposal and Memorandum Notice Amendment Proposal.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

☐

Signature________________________________ **Signature, if held jointly**________________________________ **Date**___________**2025.**

Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders of MKDWELL TECH INC. to be held on May 20, 2025

To view the Notice and Proxy Statement and to Attend the Extraordinary General Meeting, please go to: http://www.cstproxy.com/mkdwell/2025

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MKDWELL TECH INC.

The undersigned appoints Ming-Chia Huang and Min-Jie Cui, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all ordinary shares, par value $0.0001 per share of MKDWELL Tech Inc. held of record by the undersigned at the close of business on April 21, 2025 at the Extraordinary General Meeting of Shareholders of MKDWELL Tech Inc. to be held virtually at 9:30 a.m. Eastern Time on May 20, 2025, or at any adjournment thereof. If the undersigned has previously submitted a proxy, this submission shall supersede and replace any proxy given.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED "FOR" THE CLASS A PREFERRED STOCK DESIGNATION PROPOSAL (PROPOSAL NO. 1), "FOR" THE MEMORANDUM NOTICE AMENDMENT PROPOSAL (PROPOSAL NO. 2) AND "FOR" THE ADJOURNMENT PROPOSAL (PROPOSAL NO. 3), AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed on the other side)